UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

ACCUREXA INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PER SHARE PAR VALUE

(Title of Class of Securities)

00439W100

(CUSIP Number)

Lisha Huang 25/F, OCTA Tower, 8 Lam Chak Street, Kowloon Bay, Kowloon, Hong Kong +852 2582 0188

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Medisun Holdings Limited
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	First License Agreement (8-K filed April 20, 2017) and Second License Agreement (8-K filed June 9, 2017)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	Hong Kong

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	40,000,000 SHARES

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	40,000,000 SHARES

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 40,000,000 SHARES

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 81%

14.	Type of Reporting Person (See Instructions): Company

ITEM 1.

SECURITY AND ISSUER.

This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the statement on 13D originally filed on May 26, 2017, and relates to the Common Stock, par value $0.0001 per share (the “Shares”), of Accurexa Inc., a Marshall Islands Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Trust Company Complex, Ajeltake Road, Majuro, Marshall Islands, MH96960.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

ITEM 2.

IDENTITY AND BACKGROUND

(a) through (c) and (f). This Statement is being filed by Medisun Holdings Limited, a Hong Kong entity (the “Reporting Person”).  The address of the principal business office of Reporting Person is 25/F, OCTA Tower, 8 Lam Chak Street, Kowloon Bay, Kowloon, Hong Kong.  Lisha Huang is currently the Director of Medisun Holdings Limited.

(d) and (e). During the previous five (5) years, the Reporting Person (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As consideration for Issuer granting the Reporting Person these securities, the Reporting Person granted to Issuer a 10-year non-exclusive license to use its NK cell technology (and access to its clinical network facilities in Greater China) pursuant to a First License Agreement entered into on April 18, 2017, and described more fully on Form 8-K filed May 17, 2017, as amended, and pursuant to a Second License Agreement entered into on June 6, 2017, described more fully on Form 8-K filed on June 9, 2017.

ITEM 4.

PURPOSE OF TRANSACTION

The purpose of the transaction and First License Agreement was to give Issuer the non-exclusive right to use the NK cell technology subject to certain conditions for 10 years in the United States and Greater China in exchange for the Reporting Person receiving 10,000,000 shares or 51.6% of the Issuer’s issued and outstanding common stock as of April 18, 2017.  Concurrent to the License Agreement, Bryan Lee, Stefan Moll, and Oliver Jackson resigned their positions as directors and officers of Issuer, and Issuer’s Board of Directors appointed Ms. Sophia Yaqi Sun as President, Chief Executive Officer, Chief Financial Officer, and Director.  The Board of Directors also appointed Ms. Lisha Huang as Director.  Pursuant to the License Agreement, the Issuer obtained the requisite approval to increase its authorized number of Common Stock to 100,000,000 shares.  Issuer plans to acquire a controlling interest in a subsidiary of Medisun Holdings Limited.  The purpose of the Second License Agreement was to expand the licensed regions to the rest of the world (i.e. other than the Greater China and the United States) in exchange for the Reporting Person receiving 30,000,000 shares of the Issuer’s common stock.

Except as provided above, the Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

As of the date hereof, the Reporting Person beneficially owns 40,000,000 shares of Common Stock, representing approximately 81% of the Issuer's outstanding Common Stock (based upon 49,418,954 outstanding shares of common stock as of June 6, 2017).

(b)

The Reporting Person has sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c)

See response by Reporting Person to Item 4, above.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

June 12, 2017

By: /s/ Lisha Huang

Lisha Huang

Director, Medisun Holdings Limited